UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2018

NATIONAL COMMERCE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36878	20-8627710
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer ID No.)

813 Shades Creek Parkway, Suite 100

Birmingham, Alabama 35209

(Address of principal executive offices)

Registrant’s telephone number, including area code: (205) 313-8100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).                                   Emerging growth company     ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                                              ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On April 24, 2018, National Commerce Corporation, a Delaware corporation (“NCC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Landmark Bancshares, Inc., a Georgia corporation (“LBI”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, LBI will merge with and into NCC, with NCC continuing as the surviving corporation (the “Merger”), and LBI’s wholly owned banking subsidiary, First Landmark Bank, a Georgia banking corporation (“First Landmark Bank”), immediately thereafter will be merged with and into NCC’s wholly owned banking subsidiary, National Bank of Commerce, a national banking association (“NBC”), with NBC continuing as the surviving institution (the “Bank Merger”). The Merger Agreement provides that, for a period of at least two years following the consummation of the Merger and the Bank Merger, the parties intend to operate the former banking offices of First Landmark Bank under the trade name “First Landmark Bank, a division of National Bank of Commerce.”

Subject to the terms and conditions of the Merger Agreement, which has been approved by the respective boards of directors of NCC and LBI, upon completion of the Merger, each outstanding share of LBI common stock will be converted into the right to receive 0.5961 (the “Exchange Ratio”) shares of NCC common stock and $1.33 in cash, without interest. At the effective time of the Merger, NCC will assume all outstanding options to purchase LBI common stock according to their terms, including any acceleration in vesting that will occur as a consequence of the Merger, with the exercise price and number of shares issuable upon exercise of such options adjusted according to an option conversion ratio of 0.6275. In lieu of any fractional share otherwise issuable in the Merger, NCC will make a cash payment, without interest, in an amount determined by multiplying the fraction of a share of NCC common stock otherwise issuable by the average closing price for a share of NCC common stock as reported by Nasdaq for each of the ten (10) consecutive trading days ending on the fifth business day prior to the date of the closing of the Merger. Each currently outstanding share of NCC common stock will remain outstanding and will be unaffected by the Merger.

The Merger Agreement provides that one current LBI director will be selected by NCC and approved by LBI to be added to the board of directors of NCC upon completion of the Merger. NCC has agreed to include this individual in its recommended slate of director nominees at the first two annual meetings of NCC’s stockholders following the effective time of the Merger.

Each director and executive officer of LBI executed (i) a release of any pending or potential claims (subject to certain limited exceptions) against LBI, First Landmark Bank, NCC and NBC arising in such person’s capacity as an officer, director or employee of LBI, and (ii) a voting agreement pursuant to which, among other things, such person agreed to vote his shares of LBI common stock in favor of approval of the Merger Agreement. Each non-employee director of LBI also entered into a non-competition agreement with NCC that will take effect upon consummation of the Merger. In connection with the execution of the Merger Agreement, NBC entered into employment agreements with nine employees of First Landmark Bank that will take effect upon consummation of the Merger. Each employment agreement provides that the employee will serve in a specific role with NBC upon consummation of the Merger and contains provisions relating to, among other things, compensation, benefits, eligibility for employer-sponsored plans and programs and payments upon a termination of employment (and, in certain cases, upon a change in control of NCC), as well as standard noncompetition and nondisclosure restrictions.

The Merger Agreement contains customary representations and warranties from both NCC and LBI, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business by LBI and First Landmark Bank during the interim period between the execution of the Merger Agreement and the completion of the Merger, (ii) LBI’s obligation to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger Agreement, and (iii) subject to certain exceptions, the recommendation by LBI’s board of directors in favor of the approval by its shareholders of the Merger and the Merger Agreement and the transactions contemplated thereby. LBI has also agreed not to solicit any alternative acquisition proposals or, subject to certain exceptions, to participate in any discussions, or enter into any agreement concerning, or provide confidential information in connection with, any alternative acquisition proposals.

Upon consummation of the Merger, NCC and NBC have agreed to assume certain obligations of LBI and First Landmark Bank, including $13,000,000 in aggregate principal amount of unsecured 6.50% Fixed-to-Floating Rate Subordinated Notes due June 30, 2027 issued by LBI (or such lesser amount of aggregate principal amount that may be outstanding as of the effective time of the Merger) and certain advances from the Federal Home Loan Bank of Atlanta outstanding at the effective time of the Merger.

NCC’s and LBI’s obligations to complete the Merger are subject to certain customary conditions, including, among others, (i) the accuracy of the representations and warranties of the other party as of the effective time of the Merger, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, (iii) delivery of certain certificates and other documents described in the Merger Agreement, (iv) approval of the Merger Agreement by LBI’s shareholders, (v) receipt of all required regulatory and third-party approvals without conditions or restrictions that, in the reasonable judgment of NCC’s or LBI’s board of directors, would so materially adversely impact the economic or business benefits of the Merger as to render it inadvisable, (vi) the absence of any law or order prohibiting or restricting the completion of the Merger, (vii) receipt by each party of an opinion from Maynard, Cooper & Gale, P.C. to the effect that the Merger will qualify as a reorganization within the meaning of the Internal Revenue Code of 1986, as amended, (viii) the effectiveness of the registration statement for the NCC common stock to be issued in the Merger and (ix) NCC’s arrangement for the listing of its shares to be issued in the Merger on the Nasdaq Global Select Market.

The Merger Agreement contains certain termination rights for NCC and LBI, as the case may be, applicable upon, among other things, (i) mutual written consent, (ii) certain inaccuracies in a representation or warranty of the other party or a material breach of any covenant, agreement or other obligation of the other party contained in the Merger Agreement that is not or cannot be cured within 30 days’ written notice of such inaccuracy or breach, (iii) a final, non-appealable denial of a required regulatory approval, (iv) a failure by LBI’s shareholders to approve the Merger Agreement by the required vote, (v) the occurrence or existence of a material adverse effect with respect to the other party that is not remedied within 21 days of receipt of written notice thereof, (vi) a failure to complete the Merger within 270 days after the execution of the Merger Agreement as a result of the nonoccurrence or failure to satisfy a condition precedent or otherwise, (vii) the valid exercise of dissenters’ rights of appraisal with respect to more than 7.5% of the total number of shares of LBI common stock outstanding, (viii) LBI’s withdrawal, qualification or modification of its shareholder recommendation, (ix) LBI’s failure to substantially comply with its “no-shop” obligations under the Merger Agreement or its obligation to call, give notice of, convene and hold its shareholder meeting, (x) LBI’s recommendation, endorsement or acceptance of, or agreement to, an alternative acquisition proposal, or (xi) LBI’s right to terminate the Merger Agreement in the event that the trading price and performance of NCC’s common stock relative to a market-based index fall below certain thresholds (subject to the right of NCC to cure this basis for termination by making a one-time cash payment on account of each LBI share in an amount calculated as set forth in the Merger Agreement). In addition, the Merger Agreement provides that, upon termination of the Merger Agreement in certain circumstances, LBI may be required to pay NCC a termination fee of $4,000,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated into this report by reference thereto. The Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about NCC, LBI or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of NCC, LBI or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by NCC.

Item 2.02.            Results of Operations and Financial Condition.

On April 24, 2018, NCC issued a press release announcing financial information for the first quarter ended March 31, 2018. The press release is attached as Exhibit 99.1 to this Form 8-K.

In accordance with General Instruction B.2 of Form 8-K, the information included or incorporated in this Item 2.02, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liability of that section, nor shall such information be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Item 8.01.	Other Events.

On April 24, 2018, NCC issued a press release announcing the signing of the Merger Agreement, as described in Item 1.01. A copy of the press release is attached as Exhibit 99.2 to this report. Additionally, NCC will host a conference call/webcast on Wednesday, April 25, 2018, at 8:00 a.m. Central Time to discuss the Merger described in Item 1.01 and its financial results for the first quarter ended March 31, 2018, as described in Item 2.02. NCC will use the presentation materials relating to the Merger attached as Exhibit 99.3 to this report in connection with the conference call/webcast.

Item 9.01.	Financial Statements and Exhibits.

(d)          Exhibits

Exhibit No.	Description of Exhibit
2.1*	Agreement and Plan of Merger, dated April 24, 2018, by and between National Commerce Corporation and Landmark Bancshares, Inc.
99.1	Press Release dated April 24, 2018, relating to NCC’s financial information for the first quarter ended March 31, 2018
99.2	Press Release dated April 24, 2018, relating to the execution of the Merger Agreement
99.3	Presentation Materials for April 25, 2018 Conference Call/Webcast

* Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. NCC agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, NCC will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of NCC common stock to be issued to the shareholders of LBI. The registration statement will include a proxy statement-prospectus that will be sent to the shareholders of LBI in connection with their approval of the Merger. In addition, NCC may file other relevant documents concerning the proposed Merger with the SEC. The material in this Current Report on Form 8-K and the exhibits furnished or filed herewith are not a substitute for the proxy statement-prospectus that NCC will file with the SEC.

INVESTORS IN LBI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT-PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NCC, NBC, LBI, FIRST LANDMARK BANK AND THE PROPOSED TRANSACTION, INCLUDING DETAILED RISK FACTORS.

Investors may obtain free copies of these documents, when available, through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement-prospectus also may be obtained, when available, by directing a request to National Commerce Corporation, 813 Shades Creek Parkway, Suite 100, Birmingham, AL 35209, Attention: Corporate Secretary, or to Landmark Bancshares, Inc., 307 North Marietta Parkway, Marietta, Georgia 30060, Attention: Corporate Secretary, or by accessing information available at www.nationalbankofcommerce.com or www.firstlandmark.com. The information on either website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings that NCC makes with the SEC. A final proxy statement-prospectus will be mailed to the shareholders of LBI.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

            NCC, LBI and their respective directors, executive officers and other employees and those of their subsidiaries may be deemed to be participants in the solicitation of proxies from the shareholders of LBI in connection with the proposed transaction. Information about the directors and executive officers of NCC is set forth in NCC’s proxy statement for the 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 20, 2018. Additional information regarding the interests of these participants and other persons who may be deemed participants in the solicitation of proxies may be obtained by reading the proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K that are not statements of historical fact constitute forward-looking statements for which NCC claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in NCC’s future filings with the SEC, in press releases and in oral and written statements made by NCC or with NCC’s approval that are not statements of historical fact and that constitute forward-looking statements within the meaning of the Act. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. With respect to the proposed Merger, these risks and uncertainties include the possibility that regulatory and other approvals and conditions to the proposed Merger are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of approval of LBI’s shareholders; delays in closing the Merger and/or the Bank Merger; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction-related issues; and changes in asset quality and credit risk as a result of the Merger and/or the Bank Merger. These risks also include a number of factors related to the business of NCC and LBI and the banking business generally, including risks to stockholders of not receiving dividends; risks to NCC’s ability to pursue growth opportunities; various risks to the price and volatility of NCC’s common stock; risks associated with NCC’s possible pursuit of future acquisitions; economic conditions in NCC’s and LBI’s current service areas; system failures; losses of large customers; disruptions in relationships with third-party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing banking; high costs of regulatory compliance; the impact of legislation and regulatory changes on the banking industry; and liability and compliance costs regarding banking regulations.

Forward-looking statements made by NCC in this filing, or elsewhere, speak only as of the date on which the statements were made. You are advised to read the risk factors in NCC’s most recently filed Annual Report on Form 10-K and subsequent filings with the SEC, which are available through the website maintained by the SEC at www.sec.gov or by accessing information available at www.nationalbankofcommerce.com. New risks and uncertainties arise from time to time, and it is impossible for NCC to predict these events or how they may affect it or its anticipated results. NCC has no duty to, and does not intend to, update or revise the forward-looking statements in this filing, except as may be required by law. In light of these risks and uncertainties, readers should keep in mind that any forward-looking statement made in this filing may not occur. All data presented herein is as of the date of this filing unless otherwise noted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

NATIONAL COMMERCE CORPORATION

April 24, 2018	/s/ Richard Murray, IV
Richard Murray, IV
President and Chief Executive Officer